Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

February 25, 2019

Elisabeth Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Nuveen Core Equity Alpha Fund (the “Registrant” or the “Fund”)

File Nos. 333-228049 and 811-22003

Dear Ms. Bentzinger:

The purpose of this letter is to respond to comments you provided via telephone on February 21, 2019 to Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2, which was filed with the U.S. Securities and Exchange Commission on February 20, 2019. As discussed, the Registrant will make the following revisions to its Prospectus and Statement of Additional Information:

1.

The following information will be provided as of December 31, 2018: the portfolio turnover rate of the Fund; the extent to which the Fund entered into any inter-fund loan activity; the assets under management of Intech Investment Management LLC (“Intech”); the management and sub-advisory fees paid to Nuveen Fund Advisors, LLC, Nuveen Asset Management, LLC, and Intech; the information required by Items 22.2, 22.4, and 22.5 of Form N-2; and information regarding the Fund’s capital loss carryforwards.

2.	Under “Risks,” the Registrant will identify the risk factors disclosed therein as “principal risks” or “other risks,” as applicable.

3.	Under “Special Risk Considerations” in the Summary, the Registrant will state that the risk factors included in that section are considered to be principal risk factors.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

Elisabeth Bentzinger

February 25, 2019

The revisions noted above will be reflected in the final forms of the Fund’s Prospectus and Statement of Additional Information to be filed pursuant to Rule 497(c) under the Securities Act of 1933.

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If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak
Kathleen M. Macpeak

cc:	Gifford Zimmerman
Mark Winget